Exhibit G

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE


SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-_____)

     Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

     May __, 2003

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by May __, 2003 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After May __, 2003, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

     FIRSTENERGY CORP., ET AL.     (70-[___])
     -------------------------

     FirstEnergy Corp. ("FirstEnergy"), a registered holding company, whose principal executive offices are at 76 South Main Street, Akron, Ohio 44308, its wholly-owned public utility subsidiaries: Ohio Edison Company ("Ohio Edison"), The Cleveland Electric Illuminating Company ("Cleveland Electric"), The Toledo Edison Company ("Toledo Edison"), American Transmission Systems, Incorporated ("ATSI"), Jersey Central Power & Light Company ("JCP&L"), Pennsylvania Electric Company ("Penelec"), Metropolitan Edison Company ("Met-Ed"), Pennsylvania Power Company ("Penn Power"), York Haven Power Company ("York Haven"), The Waverly Electric Power & Light Company ("Waverly Electric"), and Northeast Ohio Natural Gas Corp. ("NONGC") (collectively, the "Utility Subsidiaries"); and its direct and indirect non-utility subsidiaries: FE Acquisition Corp. and its


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subsidiaries, FirstEnergy Properties, Inc. and its subsidiaries, FirstEnergy
Facilities Services Group, LLC and its subsidiaries, FE Holdings, LLC, FELHC, Inc., FirstEnergy Securities Transfer Company, FirstEnergy Nuclear Operating Company, FirstEnergy Solutions Corp. and its subsidiaries, FirstEnergy Generation Corp., FirstEnergy Ventures Corp. and its subsidiaries, Marbel Energy Corporation and its subsidiaries, Centerior Indemnity Trust, Centerior Service Company, FirstEnergy Service Company, GPU Capital, Inc. and its subsidiaries, GPU Electric, Inc. and its subsidiaries, GPU Diversified Holdings, LLC and its subsidiaries, GPU Enertech Holdings, Inc., GPU Power, Inc. and its subsidiaries, GPU Service, Inc., GPU Telcom Services, Inc. and its subsidiaries, GPU Nuclear, Inc., and MYR Group, Inc. and its subsidiaries (collectively, the "Non-Utility Subsidiaries," and together with the Utility Subsidiaries, the "Subsidiaries"), have filed an Application/Declaration pursuant to Sections 6(a), 7, 9(a), 10, 12, 13(b) of the Act and Rules 26(c), 42, 43, 45, 46, 53, 54 and 80 - 92
thereunder. FirstEnergy and the Subsidiaries are referred to collectively as the "Applicants."

     The Utility Subsidiaries together provide service to approximately 4.3 million retail and wholesale electric customers in a 37,200 square-mile area in Ohio, New Jersey, New York and Pennsylvania and gas distribution and transportation service to approximately 5,000 customers in central and northeast Ohio. Ohio Edison, Cleveland Electric, Toledo Edison, JCP&L, Penelec, Penn Power and Met-Ed are sometimes referred to herein as the "Primary Utility Subsidiaries." The principal Non-Utility Subsidiaries are FirstEnergy Solutions Corp. ("FES"), FirstEnergy Facilities Services Group, LLC ("FEFSG"), MYR Group, Inc. ("MYR"), FirstEnergy Ventures Corp. ("FE Ventures"), MARBEL Energy Corporation ("MARBEL"), FirstEnergy Nuclear Operating Company ("FENOC"), GPU Capital, Inc. ("GPU Capital"), GPU Power, Inc. ("GPU Power"), FirstEnergy Service Company ("FE ServCo"), and GPU Service, Inc. ("GPU ServCo"). FES provides energy-related products and services and, through FirstEnergy Generation Corp. ("FE GenCo"), an "exempt wholesale generator" ("EWG") under
Section 32 of the Act, operates FirstEnergy's non-nuclear generation business. FENOC operates the Utility Subsidiaries' nuclear generating facilities. FEFSG is the parent company of several heating, ventilating, air conditioning and energy management companies, and MYR is a utility infrastructure construction service company. FE Ventures owns direct and indirect interests in a number of telecommunications-related subsidiaries. MARBEL, an exempt holding company, owns all of the outstanding common stock of NONGC. Through GPU Capital and GPU Power, FirstEnergy owns and operates utility transmission and distribution systems that are exempt "foreign utility companies" ("FUCOs") under Section 33 of the Act. FE ServCo and GPU ServCo provide legal, financial and other corporate support services to affiliated FirstEnergy companies.

     By Order dated October 29, 2001 in File No. 70-9793 (Holding Co. Act Release No. 27459) as supplemented by supplemental orders dated November 8, 2001 (Holding Co. Act Release No. 27463) and December 23, 2002 (Holding Co. Act Release No. 27628) (as so supplemented, the "Merger Order"), the Commission authorized the merger between FirstEnergy and GPU, Inc. ("GPU"), with FirstEnergy as the surviving entity. The Merger Order also authorized FirstEnergy and its subsidiaries to engage in a program of external financing, intrasystem financing (including the formation and funding of money pools, interest rate hedging transactions, the acquisition of the securities of certain types of new subsidiaries, the conduct of certain energy-related businesses


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outside the United States, exemptions from the "at cost" standard of Section
13(b) with respect to specified types of transactions, and other related transactions for the period through and including June 30, 2003. In addition, by orders dated May 21, 2001 (Holding Co. Act Release No. 27401), May 2, 2001 (Holding Co. Act Release No. 27391), December 15, 2000 (Holding Co. Act Release No. 27302), June 22, 1999 (Holding Co. Act Release No. 26544), December 22, 1997 (Holding Co. Act Release No. 26801) and July 17, 1996 (Holding Co. Act Release No. 26544) in File No. 70-7926 (collectively, the "Prior GPU Order"), JCP&L, Met-Ed and Penelec are currently authorized to issue and sell from time to time through December 31, 2003 commercial paper and other forms of short-term indebtedness having maturities of not more than nine months, subject to certain limitations.

     The Applicants are now seeking to restate and extend their authority under the Merger Order and the Prior GPU Order. Specifically, the Application/Declaration seeks the authorization and approval of the Commission with respect to the ongoing financing activities, the provision of intra-system services and guarantees, certain investments and other matters pertaining to FirstEnergy and its Subsidiaries through the period ending December 31, 2005 (the "Authorization Period"). Specifically, it is requested that the Commission authorize:

          (a) FirstEnergy to increase its capitalization by issuing and selling from time to time during the Authorization Period, directly or indirectly through one or more financing subsidiaries: (i) additional common stock ("Common Stock") and/or options, warrants, equity-linked securities or stock purchase contracts convertible into or exercisable for Common Stock, (ii) preferred stock and other forms of preferred securities (including trust preferred securities) (collectively, "Preferred Securities"), (iii) new long-term debt securities ("Long-term Debt"), and (iv) commercial paper, promissory notes and other forms of short-term indebtedness having maturities of less than one year ("Short-term Debt") in an aggregate amount not to exceed $4.5 billion (excluding securities issued for purposes of refunding or replacing other outstanding securities where FirstEnergy's capitalization is not increased as a result thereof), provided that the aggregate amount of Short-term Debt at any time outstanding shall not exceed $1.5 billion;

          (b) FirstEnergy to enter into and perform interest rate hedges with respect to its and its Subsidiaries' outstanding indebtedness and anticipatory debt offerings in order to manage volatility of interest rates;

          (c) FirstEnergy to issue and/or purchase on the open market for purposes of reissuance up to 30 million shares of Common Stock and/or stock options or other stock-based awards exercisable for Common Stock pursuant to stock-based plans maintained by FirstEnergy for the benefit of shareholders, officers, directors and employees ("Stock Plans");

          (d) FirstEnergy to issue one purchase right (a "Right") together with each share of Common Stock issued in accordance with the authority requested in this proceeding;

          (e) JCP&L, Penn Power, Met-Ed, Penelec, ATSI and NONGC to issue and sell Short-term Debt from time to time in an aggregate principal amount at any time outstanding not to exceed (i) in the case of JCP&L and Penn Power, the limitation on short-term indebtedness contained in their respective charters


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($428 million and $50 million, respectively, as of December 31, 2002), (ii) $250 million in the case of each of Penelec and Met-Ed, (iii) $500 million in the case of ATSI, and (iv) $20 million in the case of NONGC;

          (f) FirstEnergy to provide guarantees and other forms of credit support ("FirstEnergy Guarantees") on behalf of its Subsidiaries in an aggregate amount which, taking into account any similar guarantees or credit support provided by Non-Utility Subsidiaries ("Non-Utility Subsidiary Guarantees"), will not exceed $4.0 billion outstanding at any time;

          (g) FirstEnergy to maintain and continue funding separate money pool arrangements for the Utility Subsidiaries ("Utility Money Pool") and the Non-Utility Subsidiaries ("Non-Utility Money Pool"), and, to the extent not exempt under Rule 52, the Subsidiaries to borrow and extend credit to each other through the Money Pools (and in connection therewith, to issue and acquire demand notes evidencing such borrowings and extensions of credit), subject to specified limits on borrowings by ATSI, NONGC, Waverly Electric and York Haven under the Utility Money Pool of $50 million each;

          (h) FirstEnergy and the Non-Utility Subsidiaries to make loans to less than wholly-owned Non-Utility Subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital;

          (i) The Applicants to enter into a consolidated tax allocation agreement with respect to tax year 2002 and later years that does not conform in all respects to the requirements of Rule 45(c), in that it would allow FirstEnergy to retain the tax savings attributable to the interest expense on certain indebtedness incurred by FirstEnergy to finance its acquisition of GPU;

          (j) The Applicants to change the capitalization of any Subsidiary 50% or more of whose stock is held by any Applicant;

          (k) FirstEnergy to pay dividends out of capital and unearned surplus is an amount up to $155 million, representing the amount of pre-merger retained earnings of JCP&L, Penelec, Met-Ed and York Haven that were recharacterized as additional paid-in capital on the books of such companies as a result of the application of the purchase method of accounting to the merger; JCP&L, Penelec, Met-Ed and York Haven to pay dividends out of capital and unearned surplus in an aggregate amount of $155 million (JCP&L - $100 million; Penelec - $25 million; Met-Ed - $25 million; and York Haven - $5 million); and Non-Utility Subsidiaries to declare and pay dividends out of capital and unearned surplus to the extent permitted under state law and the terms of applicable credit instruments;

          (l) FirstEnergy to make future investments in companies (referred to as "Energy Related Companies") that would fall within the definition of "energy-related companies" under Rule 58 but for the substantial nature of their business outside the United States, and to organize and acquire the securities of companies (called "Intermediate Subsidiaries") organized exclusively for the purpose of acquiring and holding the securities of other exempt or authorized Non-Utility Subsidiaries;


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          (m) FirstEnergy to expend, directly or through Non-Utility
Subsidiaries, up to $300 million at any time outstanding on preliminary development activities/1/ relating to potential new investments in non-utility businesses;

          (n) Energy Related Companies to engage in providing energy management services and consulting services,/2/ marketing and brokering of energy commodities, and infrastructure services/3/ outside the United States, provided that FirstEnergy is requesting the Commission to (i) approve the energy

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/1/  It is stated that preliminary development activities will be limited to:
     due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition or construction of facilities or the securities of other companies.

/2/ Energy management services include the marketing, sale, installation, operation and maintenance of various products and services related to energy management and demand-side management, including: energy and efficiency audits; meter data management, facility design and process control and enhancements; construction, installation, testing, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment; general advice on programs; the design, construction, installation, testing, sales, operation and maintenance of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, fuel cells, uninterruptible power systems, alarm, security, access control and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, building automation and temperature controls, installation and maintenance of refrigeration systems, building infrastructure wiring supporting voice, video, data and controls networks, environmental monitoring and control, ventilation system calibration and maintenance, piping and fire protection systems, and design, sale, engineering, installation, operation and maintenance of emergency or distributed power generation systems, and related structures, in connection with energy-related needs; and the provision of services and products designed to prevent, control, or mitigate adverse effects of power disturbances on a customer's electrical systems.

     Consulting services with respect to energy- and gas-related matters for associate and nonassociate companies, as well as for individuals, include technical and consulting services involving technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation or centralized billing, bill disaggregation tools and bill inserts), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar related services.

/3/ Infrastructure services include infrastucture services provided by MYR, such as installing and maintaining underground communications and energy networks, high voltage transmission and distribution lines, substations and towers for electric and telecommunications companies, construction and ongoing maintenance services to industrial and municipal owners of complex electric and communications infrastructures on a nationwide basis, management of large volumes of technical service and repair work for communications and energy utilities and new residential design and construction services, permitting a single point of contact for the design and construction of all utility infrastructures (including electric, gas, water, sewer, cable and telephone) and outdoor lighting.


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management services and consulting services anywhere outside the United States,
(ii) approve energy marketing in Canada and Mexico and retain jurisdiction with respect to energy marketing elsewhere outside the United States, and (iii) retain jurisdiction over infrastructure services anywhere outside the United States;

          (o) FirstEnergy to consolidate the direct and indirect ownership interests in certain existing non-utility businesses and former subsidiaries of GPU under one or more existing or future first tier non-utility subsidiaries (referred to as "Non-Utility Holding Companies");

          (p) Non-Utility Subsidiaries to provide services and sell goods to each other at market prices determined without regard to cost in certain specified circumstances; and the extension of the interim exemption under the Merger Order from at-cost pricing to allow FEFSG to continue to provide maintenance and repair services to FirstEnergy's pre-merger Utility Subsidiaries (namely, Ohio Edison, Toledo Edison, Cleveland Electric, Penn Power, NONGC and
ATSI) under certain market-based service arrangements.

     The Applicants are proposing that the following general parameters apply to the external financing transactions described above:

     1. The effective cost of money on Long-term Debt of any series will not exceed at the time of issuance the greater of (i) 500 basis points over the yield to maturity of a U.S. Treasury Security having a remaining term approximately equal to the term of such series of Long-term Debt or (ii) a gross spread over a U.S. Treasury Security that is consistent with similar securities of comparable credit quality and maturities issued by other companies. The dividend or distribution rate on any series of Preferred Securities will not exceed at the time of issuance the greater of (i) 500 basis points over the yield to maturity of a U.S. Treasury Security having a remaining term equal to the term of such series of Preferred Securities or (ii) a rate that is consistent with similar securities of comparable credit quality and maturities (or perpetual preferred stock) issued by other companies. The effective cost of money on Short-term Debt will not exceed the greater of (i) 500 basis points over the comparable term London Interbank Offered Rate ("LIBOR") or (ii) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies. All debt issued by FirstEnergy will be unsecured. Debt issued by any Utility Subsidiary may be secured or unsecured.


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     2. The maturity of any series of Long-term Debt will not exceed 50 years.
All series of Preferred Securities (other than FirstEnergy's preferred stock, which may be perpetual) will be redeemed no later than 50 years after the issuance thereof.

     3. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security (not including any original issue discount) will not exceed 5% of the principal or total amount of the security being issued.

     4. The proceeds from the sale of securities in external financing transactions will be used for general corporate purposes, including financing, in part, of the capital expenditures of FirstEnergy and its Subsidiaries, financing of working capital requirements of FirstEnergy and its Subsidiaries, the acquisition, retirement or redemption pursuant to Rule 42 of securities previously issued by FirstEnergy or its Subsidiaries, and other lawful purposes, including direct or indirect investments in EWGs, FUCOs, exempt telecommunications companies under Section 34, energy-related companies under Rule 58 or other businesses approved by the Commission. The Applicants represent that no such financing proceeds will be used to acquire the securities of any new subsidiary unless such acquisition is consummated in accordance with an order of the Commission (including the order issued in this proceeding) or an available exemption under the Act or rules thereunder. FirstEnergy is also requesting a continuation of restrictions under the Merger Order on use of financing proceeds to make investments in EWGs and FUCOs.

     5. FirstEnergy commits that it will maintain common equity as a percentage of consolidated capitalization (as reflected on the balance sheets contained in its most recent Form 10-K or Form 10-Q filed with the Commission pursuant to the Securities Exchange Act of 1934 (the "1934 Act"), and including short-term debt and current maturities of long-term debt) at 30% or higher at all times during the Authorization Period. Further, FirstEnergy commits that each Primary Utility Subsidiary will maintain common equity as a percentage of consolidated capitalization (determined in the same manner specified above) at 30% or higher during the Authorization Period. FirstEnergy is requesting that the Commission reserve jurisdiction over the issuance of securities in those circumstances where FirstEnergy or a Primary Utility Subsidiary does not comply with the 30% common equity criteria, pending completion of the record upon filing of a post-effective amendment hereto.

     6. Applicants further represent that, except for securities issued for the purpose of funding money pool operations, no guarantees or other securities, other than Common Stock, may be issued in reliance upon the authorization granted by the Commission pursuant to this Application/Declaration, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer that are rated are rated investment grade; and (iii) all outstanding securities of the top level registered holding company that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization ("NRSRO"), as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the 1934 Act. Applicants request that the Commission reserve jurisdiction over the issuance of any such securities that are rated below investment grade. Applicants further request that the Commission reserve jurisdiction over the issuance of any guarantee or other securities at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied.


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